FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, Media, and Sports & Entertainment. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2015 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2014 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

DISCONTINUED OPERATIONS

On September 27, 2015, Quebecor Media closed the sale of the retail business of Archambault Group Inc. (“Archambault Group”), including the 14 Archambault stores, the archambault.ca portal, and the English-language Paragraphe Bookstore, to Groupe Renaud-Bray inc. for a cash consideration of $14.5 million, less disposed-of cash in the amount of $1.1 million, plus a $3.2 million balance receivable subject to certain adjustments related to working capital items. The transaction was approved by the Competition Bureau on September 4, 2015. The operating results and cash flows related to that business have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On April 13, 2015, Quebecor Media closed the sale, announced October 6, 2014, of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. The payment consisted of the selling price of $316.0 million less $10.5 million for customary adjustments and adjustments related to real estate properties sold by Sun Media Corporation prior to closing. The transaction was approved by the Competition Bureau on March 25, 2015. The operating results and cash flows related to those businesses have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News. The operating results and cash flows related to that business have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of segmented operating results.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2015

•	Quebecor Media’s sales totalled $971.7 million in the third quarter of 2015, an $83.9 million (9.5%) increase from the same period of the previous year.

Telecommunications

•

The Telecommunications segment’s revenues were up $43.0 million (6.0%) in the third quarter of 2015; its adjusted operating income was up $11.2 million (3.3%), despite the unfavourable impact of one-time items totalling $8.3 million.

•

Videotron Ltd. (“Videotron”) recorded strong revenue increases for three of its services in the third quarter of 2015: mobile telephony ($30.8 million or 40.7%), Internet access ($15.3 million or 7.1%) and the over-the-top video service ($2.5 million or 73.5%).

•

A net increase of 85,800 revenue-generating units[1] (1.6%) was recorded in the third quarter of 2015, including increases of 39,600 subscriber connections to the mobile telephone service, 35,700 subscriptions to the over-the-top video service and 20,400 subscriptions to the cable Internet access service. Over the 12-month period ended September 30, 2015, the total number of revenue-generating units increased by 185,700 (3.4%), including increases of 152,100 subscriber connections to the mobile telephone service, the largest 12-month increase since 2011, and 84,800 subscriptions to the over-the-top video service.

•

Videotron’s average monthly revenue per user (“ARPU”) increased by $10.92 (8.7%) from $126.02 in the third quarter of 2014 to $136.94 in the third quarter of 2015, including an increase of $4.94 (11.2%) in revenues from the mobile telephony service.

•

On October 27, 2015, Videotron announced a $35.0 million expansion of the 4Degrees Colocation Inc. (“4Degrees Colocation”) data hosting centre in Québec City, acquired in March 2015. The project will add two new server rooms to the facility. On September 16, 2015, Videotron announced construction of a 4,000-square-metre data centre in Montréal to provide business customers with the colocation solutions they need for hosting and processing the growing quantities of data. The $40.0 million investment will be spread over several years.

•

On October 15, 2015, the Supreme Court of Canada rejected an application from Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, for leave to appeal a Court of Appeal of Quebec judgement ordering it to pay Videotron $135.3 million and TVA Group Inc. (“TVA Group”) $0.6 million, including interest, as compensation for having failed to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, harming its competitors and broadcasters. The $139.1 million gain related to this settlement was recognized in the third quarter of 2015.

•

On October 2, 2015, Quebecor Content announced a strategic partnership with NBCUniversal International Studios to develop new entertainment and studio-based formats suitable for global audiences. On July 15, 2015, Quebecor Content announced a long-term, multiplatform agreement with Sony Pictures Television Canada (“Sony Canada”), one of the world’s largest producers and distributors of entertainment content. The partnership will allow Videotron to offer a vast selection of movies and television series on its over-the-top video service, and it will give TVA Group’s television channels exclusive French-language broadcast rights to productions in Sony Canada’s catalogue.

•

On August 27, 2015, Videotron launched Unlimited Music, a service that allows some subscribers to its LTE mobile network to stream music without restriction via the most popular platforms, such as Stingray, Rdio, Google Play, Deezer and Spotify, without using their mobile data plan.

•

On August 11, 2015, Videotron released the illico 4K ultra-HD PVR, becoming the first Canadian telecommunications provider to offer customers throughout its service area ultra-high-definition (“UHD”) on a commercial basis. UHD is a digital video format that supports 3840 x 2160 pixel resolution, four times as many pixels as HD, delivering superior image quality.

[1]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

Media

•	The Media segment’s revenues grew by $39.7 million (21.3%) and its adjusted operating income by $19.0 million (78.2%) in the third quarter of 2015.

•

According to the fall 2015 Vividata survey, Le Journal de Montréal, Le Journal de Québec and the free daily 24 heures remain Québec’s news leaders with more than 3.8 million readers across all platforms (print, mobile and Web). TVA Publications is now Canada’s largest magazine publisher with 10.8 million readers across all platforms.

•

On August 26, 2015, TVA Group introduced a modernized brand image for A.R. Global Vision Ltd. (“Global Vision”) to support the promotion of its film production and audiovisual services in Québec and abroad. All the strengths and creative talents of Global Vision’s teams have been brought together behind a brand that already enjoys a firmly established reputation in the industry: MELS.

•

In the third quarter of 2015, the Corporation completed its annual review of its three-year strategic plan. Declining newspaper and commercial printing volumes at the Mirabel printing plant and continuing pressure on advertising revenues in the newspapers and television businesses led the Corporation to perform additional impairment tests on its Newspapers and Broadcasting cash-generating units (“CGUs”). The Corporation concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. Accordingly, a $55.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recognized for the Broadcasting CGU.

Sports and Entertainment

•

On September 29, 2015, Quebecor senior management presented Quebecor’s bid for a professional hockey franchise in Québec City to the National Hockey League (“NHL”) Executive Committee meeting in New York City. Quebecor had officially filed an application under the NHL expansion process on July 20, 2015.

•

The Videotron Centre officially opened on September 8, 2015. The opening ceremonies, held on September 12, 2015, prior to the season opener of the Remparts de Québec of the Québec Major Junior Hockey League (“QMJHL”), were broadcast on TVA Sports. On September 16, 2015, the rock band Metallica performed at the Videotron Centre in the first major international event at the multifunctional venue. On September 28, 2015, the Montreal Canadiens and the Pittsburgh Penguins, two NHL teams, played a preseason game at the Videotron Centre before a sell-out crowd of 18,250.

Financial transactions

•

On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of 5.75% Senior Notes maturing on January 15, 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. Videotron used the proceeds to repay a portion of the amounts due under the terms of its credit facilities.

•

On September 9, 2015, Quebecor Media purchased for cancellation 7,268,324 common shares of its capital stock held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec, for an aggregate purchase price of $500.0 million, payable in cash.

•

On July 16, 2015, Videotron prepaid and withdrew the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and unwound the hedges in an asset position. On the same date, Videotron prepaid and withdrew the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations, free cash flows from continuing operating activities, and ARPU, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, gain on litigation, restructuring of operations and other special items, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and (loss) income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. Quebecor Media’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of adjusted operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted operating income (loss):
Telecommunications	$351.1	$339.9	$1,036.8	$1,007.8
Media	43.3	24.3	48.7	46.8
Sports and Entertainment	(5.1)	(1.2)	(9.3)	(4.0)
Head Office	1.1	(1.3)	1.4	0.5

	390.4	361.7	1,077.6	1,051.1
Depreciation and amortization	(167.9)	(164.4)	(515.1)	(486.0)
Financial expenses	(74.4)	(78.4)	(230.4)	(246.2)
Gain on valuation and translation of financial instruments	1.8	2.2	2.6	2.1
Gain on litigation, restructuring of operations and other special items	135.2	(2.2)	125.1	(5.3)
Impairment of goodwill and other assets	(197.0)	(51.0)	(227.0)	(81.0)
Loss on debt refinancing	—	—	(12.1)	(18.7)
Income taxes	(50.8)	(26.8)	(81.6)	(76.1)
(Loss) income from discontinued operations	(2.7)	46.4	(18.8)	(97.4)

Net income	$34.6	$87.5	$120.3	$42.5

Cash Flows from Segment Operations

Cash flows from segment operations represents adjusted operating income, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, the payment of dividends, the repayment of long-term debt and the repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to adjusted operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, the payment of dividends, the repayment of long-term debt and the repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2015/2014 third quarter comparison

Revenues: $971.7 million, an $83.9 million (9.5%) increase.

•	Revenues increased in Telecommunications ($43.0 million or 6.0% of segment revenues), Media ($39.7 million or 21.3%) and Sports and Entertainment ($4.1 million or 33.9%).

Adjusted operating income: $390.4 million, a $28.7 million (7.9%) increase.

•

Adjusted operating income increased in Media ($19.0 million or 78.2% of segment adjusted operating income) and in Telecommunications ($11.2 million or 3.3%), despite an $8.3 million unfavourable variance in one-time items in the latter segment. There was a $2.4 million favourable variance at Head Office.

•	The Sports and Entertainment segment posted an unfavourable variance in adjusted operating income ($3.9 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.2 million favourable variance in the stock-based compensation charge in the third quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $0.5 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2015.

Net income attributable to shareholders: $45.9 million in the third quarter of 2015, compared with $104.8 million in the same period of 2014, an unfavourable variance of $58.9 million.

•	The unfavourable variance was due primarily to:

•	$146.0 million increase in non-cash charge for impairment of goodwill and other assets, including $54.9 million without any tax consequences;

•	$49.1 million unfavourable variance in losses and gains on discontinued operations;

•	$6.0 million unfavourable variance in non-controlling interest;

•	$3.5 million increase in the depreciation and amortization charge.

Partially offset by:

•	$137.4 million favourable variance in the gain on litigation, restructuring of operations and other special items;

•	$28.7 million increase in adjusted operating income;

•	$4.0 million decrease in financial expenses.

Depreciation and amortization: $167.9 million in the third quarter of 2015, a $3.5 million increase essentially due to the impact of capital expenditures in the Telecommunications segment, including depreciation of investments in the LTE network and expenditures resulting from the promotional strategy focused on equipment leasing, partially offset by the cessation of amortization of spectrum licences in accordance with a change in the estimate of the useful life of the licences (see “Change in Accounting Estimates” below).

Financial expenses: $74.4 million, a $4.0 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower average indebtedness.

Gain on valuation and translation of financial instruments: $1.8 million in the third quarter of 2015 compared with $2.2 million in the same period of 2014.

Gain on litigation, restructuring of operations and other special items: $135.2 million in the third quarter of 2015, compared with a $2.2 million expense in the same period of 2014, a favourable variance of $137.4 million.

•

On March 6, 2015, the Court of Appeal of Quebec ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million for having neglected to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. A $139.1 million gain on litigation was recorded in the statement of income in the third quarter of 2015.

•	In the third quarter of 2015, Quebecor Media’s segments recorded charges for restructuring of operations and other special charges totalling $3.9 million ($2.2 million in the same period of 2014).

Charge for impairment of goodwill and other assets: $197.0 million in the third quarter of 2015, compared with $51.0 million in the third quarter of 2014, an unfavourable variance of $146.0 million.

•

In the third quarter of 2015, Quebecor Media completed its annual review of its three-year strategic plan. Declining newspaper and commercial printing volumes and continuing pressure on advertising revenues in the newspapers and television businesses led Quebecor Media to perform additional impairment tests on its Newspapers and Broadcasting CGUs. Quebecor Media concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. Accordingly, a $55.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU in the third quarter of 2015. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recorded for the Broadcasting CGU in the third quarter of 2015.

•

In the third quarter of 2014, Quebecor Media performed impairment tests on its Broadcasting CGU. Accordingly, a $41.7 million non-cash impairment charge on broadcasting licences (including $20.9 million without any tax consequences) and a $9.3 million non-cash goodwill impairment charge (without any tax consequences) were recorded.

Income tax expense: $50.8 million in the third quarter of 2015 (effective tax rate of 29.3%), compared with $26.8 million in the same period of 2014 (effective tax rate of 27.3%), a $24.0 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The unfavourable variance in the income tax expense was mainly due to the increase in taxable income.

•	The unfavourable variance in the effective tax rate was due to the impact of the tax rate mix on the various components of the gain or loss on valuation and translation of financial instruments.

2015/2014 year-to-date comparison

Revenues: $2.86 billion, a $204.7 million (7.7%) increase.

•	Revenues increased in Telecommunications ($125.8 million or 6.0% of segment revenues), Media ($91.5 million or 15.9%) and Sports and Entertainment ($7.3 million or 19.4%).

Adjusted operating income: $1.08 billion, a $26.5 million (2.5%) increase.

•

Adjusted operating income increased in Telecommunications ($29.0 million or 2.9% of segment adjusted operating income), despite a $9.2 million unfavourable variance in one-time items, and in Media ($1.9 million or 4.1%).

•	The Sports and Entertainment segment posted an unfavourable variance in adjusted operating income ($5.3 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.4 million favourable variance in the stock-based compensation charge in the first nine months of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $3.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2015.

Net income attributable to shareholders: $140.1 million in the first nine months of 2015, compared with $61.0 million in the same period of 2014, a $79.1 million favourable variance.

•	The favourable variance was due primarily to:

•	$130.4 million favourable variance in the gain on litigation, charge for restructuring of operations and other special items;

•	$78.6 million favourable variance in the loss related to discontinued operations;

•	$26.5 million increase in adjusted operating income;

•	$15.8 million decrease in financial expenses;

•	$6.6 million favourable variance in losses on debt refinancing.

Offset by:

•	$146.0 million increase in non-cash charge for impairment of goodwill and other assets, including $54.9 million without any tax consequences;

•	$29.1 million increase in the depreciation and amortization charge.

Depreciation and amortization charge: $515.1 million, a $29.1 million increase, essentially due to the same factors as those noted in the 2015/2014 third quarter comparison above.

Financial expenses: $230.4 million, a $15.8 million decrease caused mainly by the impact of lower interest rates on long-term debt due to debt refinancing at lower rates and by lower average indebtedness.

Gain on valuation and translation of financial instruments: $2.6 million in the first nine months of 2015 compared with $2.1 million in the same period of 2014.

Gain on litigation, restructuring of operations and other special items: $125.1 million in the first nine months of 2015, compared with a $5.3 million expense in the same period of 2014, a $130.4 million favourable variance.

•

On March 6, 2015, the Court of Appeal of Quebec ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu to pay Videotron compensation in the amount of $135.3 million and TVA Group compensation in the amount of $0.6 million for having neglected to implement an appropriate security system in a timely manner to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. A $139.1 million gain on litigation was recorded in the statement of income in the first nine months of 2015.

•

In the first nine months of 2015, the Telecommunications segment recognized a $5.8 million charge for restructuring of operations ($1.0 million in the same period of 2014), mainly because of migration from analog to digital cable television service. The segment also recognized another $0.8 million special charge in the first nine months of 2015.

•

In the first nine months of 2015, a $5.6 million charge for restructuring of operations was recorded in the Media segment in connection with staff-reduction programs ($3.4 million in the same period of 2014). The segment also recorded another $0.7 million special charge in the first nine months of 2015 ($0.1 million gain in the same period of 2014).

•	The other segments recorded charges for restructuring and other special charges in the amount of $1.1 million in the first nine months of 2015 ($1.0 million in the same period of 2014).

Charge for impairment of goodwill and other assets: $227.0 million in the first nine months of 2015, compared with $81.0 million in the same period of 2014, a $146.0 million unfavourable variance.

•

In the third quarter of 2015, Quebecor Media completed its annual review of its three-year strategic plan. Declining newspaper and commercial printing volumes and continuing pressure on advertising revenues in the newspapers and television businesses led Quebecor Media to perform additional impairment tests on its Newspapers and Broadcasting CGUs. Quebecor Media concluded that the recoverable amount of its Newspapers and Broadcasting CGUs was less than their carrying amount. Accordingly, a $55.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU in the third quarter of 2015. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recorded in the Broadcasting segment in the third quarter of 2015.

•

In the second quarter of 2015, Quebecor Media performed an annual impairment test on the Newspapers CGU, which continues to be affected by the shift toward digital and by challenging market conditions. Quebecor Media concluded that the recoverable amount based on fair value less disposal costs was less than the carrying amount of this CGU. Accordingly, the Media segment recorded a $30.0 million non-cash goodwill impairment charge, without any tax consequences.

•

During the first nine months of 2014, Quebecor Media performed impairment tests on its Newspapers and Broadcasting CGUs. Accordingly, a $30.0 million non-cash impairment charge (without any tax consequences) was recorded in the Newspapers CGU, as well as a $41.7 million non-cash impairment charge on broadcasting licenses (including $20.9 million without any tax consequences), and a $9.3 million non-cash goodwill impairment charge (without any tax consequences) in the Broadcasting CGU.

Loss on debt refinancing: $12.1 million in the first nine months of 2015, compared with $18.7 million in the same period of 2014, a $6.6 million favourable variance.

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount, and unwound the related hedges in an asset position. A $0.2 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption, including a $2.1 million net gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on June 16, 2015, Videotron redeemed, on July 16, 2015, the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. A $13.6 million loss was recorded in the consolidated statement of income in the second quarter of 2015 in connection with this redemption.

•

In accordance with a notice issued on March 11, 2015, Videotron redeemed, on April 10, 2015, the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, at a redemption price of 100% of their principal amount, and unwound the hedges in an asset position. A $1.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2015 in connection with this redemption, including a $1.8 million gain previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Videotron redeemed, on April 24, 2014, US$260.0 million aggregate principal amount of its outstanding 9.125% Senior Notes issued on March 5, 2009 and maturing on April 15, 2018 at a redemption price of 103.042% of their principal amount. A $21.4 million net loss was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $1.7 million loss previously recorded in “Other comprehensive income.”

•

In accordance with a notice issued on March 26, 2014, Quebecor Media redeemed, on April 25, 2014, the entirety of its outstanding 7.75% Senior Notes issued on October 5, 2007 and maturing on March 15, 2016, in the aggregate principal amount of US$380.0 million, at a redemption price of 100.00% of their principal amount, and settled the related hedges. A $2.7 million net gain was recorded in the consolidated statement of income in the first quarter of 2014 in connection with this redemption, including a $12.5 million gain previously recorded in “Other comprehensive income.”

Income tax expense: $81.6 million in the first nine months of 2015 (effective tax rate of 24.3%), compared with $76.1 million in the same period of 2014 (effective tax rate of 27.6%), a $5.5 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

•	The unfavourable variance in the income tax expense was due primarily to the increase in taxable income, partially offset by the impact of the decrease in the effective tax rate.

•

The favourable variance in the effective tax rate was mainly due to the impact of a decrease in deferred income tax liabilities in light of developments in tax audits, jurisprudence and tax legislation.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2015 operating results

Revenues: $754.2 million in the third quarter of 2015, a $43.0 million (6.0%) increase.

•

Revenues from the mobile telephony service increased $30.8 million (40.7%) to $106.5 million, essentially due to the increase in the number of subscriber connections and higher net revenue per connection.

•

Revenues from Internet access services increased $15.3 million (7.1%) to $231.4 million. The favourable variance was mainly due to higher per-subscriber revenues, higher revenues from Internet access resellers, increased usage and customer base growth.

•

Combined revenues from all cable television services decreased $4.6 million (-1.7%) to $260.2 million, due primarily to the impact of the net decrease in the customer base, higher discounts and the decrease in pay TV and video on demand orders, partially offset by higher per-subscriber revenues and increased revenues from the leasing of digital set-top boxes.

•

Revenues from the cable telephone service decreased $5.1 million (-4.3%) to $113.4 million, mainly because of higher discounts, the impact of the net decrease in subscribers and the impact of lower long-distance revenues.

•	Revenues from the over-the-top video service increased $2.5 million (73.5%) to $5.9 million, mainly because of subscriber growth.

•	Revenues of Videotron Business Solutions increased $1.6 million (9.9%) to $17.8 million.

•

Revenues from customer equipment sales increased $3.1 million (27.4%) to $14.4 million, mainly because of the growth in the number of subscriber connections to the mobile service and increased sales of more powerful equipment.

•

Revenues of the Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) retail chain totalled $2.1 million. The $0.4 million (-16.0%) decrease was due primarily to the impact of store closings and lower franchise fee revenues.

•	Other revenues were flat at $2.6 million.

ARPU: $136.94 in the third quarter of 2015 compared with $126.02 in the same period of 2014, an increase of $10.92 (8.7%).

Customer statistics

Revenue generating units – As of September 30, 2015, the total number of revenue generating units stood at 5,605,900, an increase of 85,800 (1.6%) from the end of the second quarter of 2015, compared with a 125,300-unit increase in the third quarter of 2014 (Table 2). In the 12-month period ended September 30, 2015, the number of revenue-generating units increased by 185,700 (3.4%). Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

Mobile telephony service – As of September 30, 2015, the number of subscriber connections to the mobile telephony service stood at 742,500, an increase of 39,600 (5.6%) in the third quarter of 2015 (compared with an increase of 38,100 in the third quarter of 2014), and a 12-month increase of 152,100 (25.8%) (Table 2), the largest 12-month growth for the service since 2011.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,559,500 at September 30, 2015, an increase of 20,400 (1.3%) in the third quarter of 2015 (compared with a 23,400-customer increase in the same period of 2014), and an increase of 25,700 (1.7%) in the 12-month period ended September 30, 2015 (Table 2). At September 30, 2015, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,799,800 homes and businesses passed by Videotron’s network as of the end of September 2015, up from 2,767,100 one year earlier) of 55.7% compared with 55.4% a year earlier.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 1,700 (-0.1%) in the third quarter of 2015 (compared with an increase of 2,300 in the same period of 2014) and by 50,400 (-2.8%) in the 12-month period ended September 30, 2015 (Table 2). At the end of the third quarter of 2015, Videotron had 1,745,900 subscribers to its cable television services. The household and business penetration rate was 62.4% versus 64.9% a year earlier.

•

As of September 30, 2015, the number of subscribers to the illico Digital TV service stood at 1,564,600, an increase of 11,800 (0.8%) in the third quarter of 2015 (compared with an increase of 19,200 in the same quarter of 2014) and a 12-month increase of 19,700 (1.3%). As of September 30, 2015, illico Digital TV had a household and business penetration rate of 55.9% versus 55.8% a year earlier.

•

The customer base for analog cable television services decreased by 13,500 (-6.9%) in the third quarter of 2015 (compared with a decrease of 16,900 in the third quarter of 2014), and by 70,100 over a 12-month period, partly as a result of customer migration to illico Digital TV.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,329,500 as of September 30, 2015, a quarterly decrease of 8,200 (-0.6%) (compared with a 12,000-customer increase in the third quarter of 2014), and a 12-month decrease of 26,500 (-2.0%) (Table 2). At September 30, 2015, the cable telephony service had a household and business penetration rate of 47.5% versus 49.0% a year earlier.

Over-the-top video service – As of September 30, 2015, the number of subscribers to the over-the-top video service stood at 228,500, an increase of 35,700 (18.5%) in the third quarter of 2015 (compared with an increase of 49,500 in the third quarter of 2014) and a 12-month increase of 84,800 (59.0%) (Table 2).

Table 2

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Sept. 2015	June 2015	Mar. 2015	Dec. 2014[1]	Sept. 2014[1]	June 2014[1]	Mar. 2014[1]	Dec. 2013[1]
Mobile telephony[2]	742.5	702.9	662.1	632.8	590.4	552.3	522.5	504.3
Cable Internet	1,559.5	1,539.1	1,543.1	1,537.5	1,533.8	1,510.4	1,510.2	1,506.0
Cable Television:
Analog	181.3	194.8	215.1	228.6	251.4	268.3	282.5	297.7
Digital	1,564.6	1,552.8	1,555.5	1,553.6	1,544.9	1,525.7	1,528.7	1,527.4

	1,745.9	1,747.6	1,770.6	1,782.2	1,796.3	1,794.0	1,811.2	1,825.1
Cable telephony[2]	1,329.5	1,337.7	1,344.6	1,349.0	1,356.0	1,344.0	1,346.1	1,348.5
Over-the-top video	228.5	192.8	186.8	177.7	143.7	94.2	69.8	58.2

Total (revenue-generating units)	5,605.9	5,520.1	5,507.2	5,479.2	5,420.2	5,294.9	5,259.8	5,242.1

[1]	Customer statistics have been restated to reflect certain adjustments to product definitions.
[2]	In thousands of connections.

Adjusted operating income: $351.1 million, an $11.2 million (3.3%) increase caused primarily by:

•	impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, including professional fees and engineering costs;

•	$8.3 million unfavourable impact of recognition of one-time items;

•	impact of higher cost of mobile devices sold at a loss;

•	higher royalty costs at the cable television service;

•	$2.1 million increase in the stock-based compensation charge.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.4% in the third quarter of 2015, compared with 52.2% in the same period of 2014. The increase was due primarily to the increase in some operating expenses, the impact of recognition of one-time items, which yielded an $8.3 million unfavourable variance, the impact of the higher cost of mobile devices sold at a loss, higher royalty costs at the cable television service, and an increase in the stock-based compensation charge.

Year-to-date operating results

Revenues: $2.23 billion, a $125.8 million (6.0%) increase essentially due to the same factors as those noted above in the discussion of third quarter 2015 results.

•	Revenues from mobile telephony service increased $87.9 million (43.0%) to $292.1 million.

•	Revenues from Internet access services increased $42.6 million (6.7%) to $681.2 million.

•	Combined revenues from all cable television services decreased $16.4 million (-2.0%) to $790.3 million.

•	Revenues from cable telephony service decreased $8.1 million (-2.3%) to $346.5 million.

•	Revenues from the over-the-top video service increased $9.2 million to $16.6 million.

•	Revenues of Videotron Business Solutions increased $2.1 million (4.3%) to $51.0 million.

•	Revenues from customer equipment sales increased $8.0 million (27.5%) to $37.1 million.

•	Revenues of the Le SuperClub Vidéotron retail chain decreased $0.8 million (-10.7%) to $6.7 million.

•	Other revenues increased $1.2 million (16.9%) to $8.3 million.

ARPU: $134.19 in the first nine months of 2015, compared with $123.77 in the same period of 2014, an increase of $10.42 (8.4%).

Customer statistics

Revenue-generating units – 126,700-unit (2.3%) increase in the first nine months of 2015 compared with a 178,100-unit increase in the same period of 2014.

Mobile telephony service – 109,700 (17.3%) increase in subscriber connections in the first nine months of 2015 compared with an increase of 86,100 in the same period of 2014.

Cable Internet access – 22,000-customer (1.4%) increase in the first nine months of 2015 compared with an increase of 27,800 in the same period of 2014.

Cable television – 36,300 (-2.0%) decrease in the combined customer base for all of Videotron’s cable television services in the first nine months of 2015 compared with a 28,800-customer decrease in the same period of 2014.

•	Subscriptions to illico Digital TV service increased by 11,000 (0.7%) in the first nine months of 2015 compared with an increase of 17,500 in the same period of 2014.

•	Subscriptions to analog cable television services decreased by 47,300 (-20.7%) compared with a 46,300 decrease in the first nine months of 2014.

Cable telephony service –19,500-customer (-1.4%) decrease in the first nine months of 2015 compared with a 7,500-customer increase in the same period of 2014.

Over-the-top video service –50,800-subscriber (28.6%) increase in the first nine months of 2015 compared with an increase of 85,500 in the same period of 2014.

Adjusted operating income: $1.04 billion, a $29.0 million (2.9%) increase caused primarily by:

•	impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, including engineering, customer service, professional fees and advertising;

•	impact of higher cost of mobile devices sold at a loss;

•	higher royalty costs at the cable television service;

•	$9.2 million unfavourable impact of recognition of one-time items;

•	$3.4 million increase in stock-based compensation charge.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.5% in the first nine months of 2015 compared with 52.1% in the same period of 2014. The increase was mainly due to the same factors as those noted above in the discussion of third quarter 2015 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $150.9 million compared with $161.3 million in the third quarter of 2014 (Table 3).

•

The $10.4 million decrease was mainly due to the $21.3 million increase in additions to property, plant and equipment and to intangible assets, caused primarily by the impact of the promotional strategy focused on equipment leasing, and spending on the LTE network, partially offset by the $11.2 million increase in adjusted operating income.

Year-to-date cash flows from segment operations: $495.6 million compared with $494.4 million in the same period of 2014 (Table 3).

•

The $29.0 million increase in adjusted operating income was offset by a $27.5 million increase in additions to property, plant and equipment and in additions to intangible assets, the latter for the reasons noted above in the discussion of third quarter 2015 results.

Table 3: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted operating income	$351.1	$339.9	$1,036.8	$1,007.8
Additions to property, plant and equipment	(177.8)	(163.2)	(481.0)	(462.2)
Additions to intangible assets (excluding spectrum licences)	(22.7)	(16.0)	(62.4)	(53.7)
Proceeds from disposal of assets	0.3	0.6	2.2	2.5

Cash flows from segment operations	$150.9	$161.3	$495.6	$494.4

Media

Third quarter 2015 operating results

Revenues: $226.5 million in the third quarter of 2015, a $39.7 million (21.3%) increase.

•	Newspaper publishing revenues decreased by $7.0 million (-11.8%).

•	Advertising revenues decreased 17.3%; circulation revenues decreased 1.9%; digital revenues increased 11.1%; combined revenues from commercial printing and other sources decreased 11.1%.

•

Broadcasting revenues increased by $8.4 million (10.7%), primarily as a result of higher subscription revenues at the specialty services, mainly TVA Sports, due to the addition of NHL hockey broadcasts.

•

The acquisition of substantially all of the assets of MELS in December 2014 had a favourable impact, generating film production and audiovisual revenues in the amount of $20.5 million in the third quarter of 2015.

•

Magazine publishing revenues doubled to $32.3 million in the third quarter of 2015, mainly because of the impact of the acquisition of magazines from Transcontinental Inc. (“Transcontinental”) on April 12, 2015, partially offset by the decrease in same-store revenues.

•	Quebecor Media Out of Home’s revenues increased $0.8 million (34.8%), mainly because of new digital advertising revenues.

•

Book distribution and publishing revenues increased $2.0 million (6.0%), primarily as a result of higher volumes in bookstore and mass market distribution and higher revenues from general literature publishing, partially offset by lower revenues from textbook publishing.

Adjusted operating income: $43.3 million in the third quarter of 2015, a $19.0 million (78.2%) increase.

•	Adjusted operating income from newspaper publishing decreased $3.9 million (-50.6%) due to:

•	impact of revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including a $1.6 million favourable impact related to restructuring initiatives.

•

Adjusted income from broadcasting operations more than quadrupled to $19.5 million in the third quarter of 2015 compared with $4.8 million in the same period of 2014. The $14.7 million increase was due primarily to:

•	impact of higher subscription revenues at TVA Sports;

•	lower operating expenses at TVA Network, including content costs.

•	Favourable impact of the acquisition of substantially all of the assets of MELS, which generated adjusted operating income in the amount of $7.6 million in the third quarter of 2015.

•	Adjusted operating income from magazine publishing increased by $0.9 million (32.1%), mainly as a result of:

•	decreases in some operating expenses, including labour costs;

•	impact of acquisition of magazines from Transcontinental.

Partially offset by:

•	impact of decrease in revenues on a same-store basis.

•	The operating loss of Quebecor Media’s Out of Home decreased by $0.9 million as a result of the increase in revenues.

•	Adjusted operating income from book distribution and publishing increased by $0.1 million.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 80.9% in the third quarter of 2015 compared with 87.0% in the same period of 2014. The decrease was due primarily to the favourable impact of the acquisition of substantially all of the assets of MELS and the increase in subscription revenues at TVA Sports.

Year-to-date operating results

Revenues: $665.7 million in the first nine months of 2015, a $91.5 million (15.9%) increase.

•	Newspaper publishing revenues decreased by $22.1 million (-11.7%).

•	Advertising revenues decreased 13.6%; circulation revenues decreased 3.1%; digital revenues increased 5.6%; combined revenues from commercial printing and other sources decreased 16.5%.

•	Broadcasting revenues increased $41.6 million (15.8%), mainly due to:

•	increased advertising and subscription revenues at the specialty services, mainly TVA Sports, due primarily to the addition of NHL hockey broadcasts.

Partially offset by:

•	lower advertising revenues at TVA Network.

•	The acquisition of substantially all of the assets of MELS generated revenues in the amount of $48.4 million.

•	Magazine publishing revenues increased $26.7 million (56.4%), mainly because of the same factors as those noted above in the discussion of third quarter 2015 operating results.

•	Quebecor Media Out of Home’s revenues increased $1.8 million (26.9%), mainly because of new digital advertising revenues.

•	Book distribution and publishing revenues increased $2.3 million (3.0%), primarily as a result of higher volumes in mass market distribution and higher revenues from general literature publishing.

Adjusted operating income: $48.7 million in the first nine months of 2015, a $1.9 million (4.1%) increase.

•	Adjusted operating income from newspaper publishing decreased $6.7 million (-34.4%) due to:

•	impact of revenue decrease.

Partially offset by:

•	favourable impact on adjusted operating income of reduced operating expenses, including a $5.1 million favourable impact related to restructuring initiatives.

•	Adjusted income from broadcasting operations decreased $3.1 million (-21.1%) to $11.6 million in the first nine months of 2015 due to:

•	spending on content at TVA Sports;

•	impact of decrease in TVA Network’s advertising revenues.

Partially offset by:

•	impact of higher subscription and advertising revenues at TVA Sports;

•

lower operating expenses at TVA Network, including content costs, labour costs and production expenses. The decrease in content costs also reflects the impact of adjustments in the first nine months of 2014 to the cost of certain prior-year broadcasting rights related to indemnification clauses.

•	Favourable impact of the acquisition of substantially all of the assets of MELS, which generated adjusted operating income in the amount of $13.1 million in the first nine months of 2015.

•	Adjusted operating income from magazine publishing operations decreased by $2.0 million (-25.3%), mainly as a result of:

•	impact of decrease in revenues on a same-store basis.

Partially offset by:

•	decreases in some operating expenses, including labour costs;

•	impact of acquisition of magazines from Transcontinental.

•	The operating loss of Quebecor Media’s Out of Home decreased by $1.1 million as a result of the increase in revenues.

•	Adjusted operating income from book distribution and publishing increased by $0.5 million (6.9%).

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 92.7% in the first nine months of 2015, compared with 91.8% in the same period of 2014. The increase was mainly due to spending on content at TVA Sports and the impact of the decrease in newspaper revenues on a same-store basis (as the fixed component of operating costs does not fluctuate in proportion to the decrease in revenues). These factors were partially offset by the favourable impact of the acquisition of substantially all of the assets of MELS and the impact of decreased operating expenses at TVA Network.

Cash flows from operations

Quarterly cash flows from segment operations: $31.8 million compared with $14.3 million in the third quarter of 2014 (Table 4). The $17.5 million favourable variance was mainly due to the $19.0 million increase in adjusted operating income.

Year-to-date cash flows from segment operations: $17.4 million compared with $16.7 million in the same period of 2014 (Table 4). The $0.7 million favourable variance was due primarily to the $1.9 million increase in adjusted operating income, partially offset by the $1.1 million increase in additions to property, plant and equipment and in additions to intangible assets.

Table 4: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted operating income	$43.3	$24.3	$48.7	$46.8
Additions to property, plant and equipment	(9.1)	(8.3)	(24.8)	(23.4)
Additions to intangible assets	(2.4)	(1.8)	(6.5)	(6.8)
Proceeds from disposal of assets	—	0.1	—	0.1

Cash flows from segment operations	$31.8	$14.3	$17.4	$16.7

Sports and Entertainment

Third quarter 2015 operating results

Revenues: $16.2 million, a $4.1 million (33.9%) increase compared with the third quarter of 2014, mainly due to the addition of revenues from events at the Videotron Centre and the favourable impact on revenues of the acquisition of the Remparts de Québec, a QMJHL hockey team, in November 2014.

Adjusted operating loss: $5.1 million in the third quarter of 2015 compared with $1.2 million in the same period of 2014. The $3.9 million unfavourable variance was due primarily to the startup of Videotron Centre management operations.

Year-to-date operating results

Revenues: $45.0 million, a $7.3 million (19.4%) increase compared with the first nine months of 2014, mainly due to the factors noted above in the discussion of third quarter 2015 operating results.

Adjusted operating loss: $9.3 million in the first nine months of 2015 compared with $4.0 million in the same period of 2014. The $5.3 million unfavourable variance was due primarily to the startup of Videotron Centre management operations.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $43.4 million compared with negative $2.3 million in the third quarter of 2014 (Table 5). The $41.1 million unfavourable variance was due to the payment of $33.0 million to Québec City for 25-year naming rights to the new Videotron Centre and spending on leasehold improvements and the startup of the arena.

Year-to-date cash flows from segment operations: Negative $52.6 million compared with negative $7.9 million in the same period of 2014 (Table 5). The $44.7 million unfavourable variance was caused primarily by the same factors as those noted above in the discussion of third quarter 2015 results.

Table 5: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted operating loss	$(5.1)	$(1.2)	$(9.3)	$(4.0)
Additions to property, plant and equipment	(4.0)	(1.1)	(8.7)	(3.9)
Additions to intangible assets	(34.3)	—	(34.6)	—

Cash flows from segment operations	$(43.4)	$(2.3)	$(52.6)	$(7.9)

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of financial position as of the balance sheet date.

Operating activities

Third quarter 2015

Cash flows provided by operating activities: $321.0 million in the third quarter of 2015 compared with $361.2 million in the same period of 2014.

•	The $40.2 million decrease was essentially due to:

•

$237.7 million unfavourable change in non-cash balances related to operations due to the increase in accounts receivable, including the impact of a gain on litigation receivable, payment of outstanding income tax balances, a decrease in current income taxes, a decrease in accounts payable, and an increase in inventory in the Telecommunications segment.

Partially offset by:

•	$137.4 million favourable variance in the cash portion of the gain on litigation, charge for restructuring of operations and other special items;

•	$27.5 million favourable variance in current income taxes;

•	$19.0 million and $11.2 million increases in adjusted operating income in the Media and Telecommunications segments respectively.

Year to date

Cash flows provided by operating activities: $664.4 million in the first nine months of 2015 compared with $751.7 million in the same period of 2014.

•	The $87.3 million decrease was essentially due to:

•

$295.5 million unfavourable change in non-cash balances related to operations due to the increase in accounts receivable, including the impact of a gain on litigation receivable, an increase in inventory in the Telecommunications segment, payment of outstanding income tax balances and a decrease in current income taxes.

Partially offset by:

•	$130.4 million favourable variance in the cash portion of the gain on litigation, charge for restructuring of operations and other special items;

•	$35.5 million decrease in current income taxes;

•	$29.0 million increase in adjusted operating income in the Telecommunications segment;

•	$14.3 million decrease in the cash portion of financial expenses.

Cash flows provided by operating activities were negatively impacted by the payment of outstanding income tax balances and increased inventory in the first nine months of 2015 in the Telecommunications segment. Cash flows were positively impacted by increased profitability in the Telecommunications segment and by debt refinancing at lower interest rates.

Working capital: Negative $109.3 million at September 30, 2015 compared with positive $105.0 million at December 31, 2014. The $214.3 million unfavourable variance was mainly due to payment out of working capital for the spectrum acquired at a total cost of $218.8 million.

Investing activities

Third quarter 2015

Additions to property, plant and equipment: $190.9 million in the third quarter of 2015 compared with $172.6 million in the same period of 2014. The $18.3 million increase was mainly due to the impact of the promotional strategy focused on equipment leasing, and spending on the LTE network in the Telecommunications segment.

Additions to intangible assets: $60.6 million in the third quarter of 2015 compared with $18.6 million in the same period of 2014. The $42.0 million increase partially reflects payment of $33.0 million to Québec City for 25-year naming rights to the new Videotron Centre in the Sports and Entertainment segment.

Proceeds from disposal of assets: $0.5 million in the third quarter of 2015 compared with $0.7 million in the third quarter of 2014.

Business acquisitions: $1.2 million in the third quarter of 2015 compared with $0.1 million in the same period of 2014. The $1.1 million increase reflects a $1.2 million payment in respect of a post-closing adjustment to the acquisition of substantially all of the assets of MELS in the Media segment in December 2014.

Business disposals: $12.1 million in the third quarter of 2015 compared with $111.6 million in the same period of 2014.

•	Business disposals in the third quarter of 2015 consisted mainly of the sale of Archambault Group’s retail operations in the Telecommunications segment.

•	In the third quarter of 2014, business disposals in the amount of $111.6 million consisted of:

•

sale of the Nurun Inc. (“Nurun”) subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million, plus an estimated $5.3 million receivable in connection with certain adjustments to the transaction, less disposed-of cash in the amount of $18.1 million;

•

$4.7 million received following an adjustment to operating assets and liabilities in connection with the sale of 74 Québec weeklies to Transcontinental Interactive Inc. (“Transcontinental Interactive”) in the second quarter of 2014.

Year to date

Additions to property, plant and equipment: $514.6 million in the first nine months of 2015 compared with $489.7 million in the same period of 2014. The $24.9 million increase was mainly due to the same factors as those noted above in the discussion of third quarter 2015 results.

Additions to intangible assets: $325.1 million in the first nine months of 2015 compared with $279.4 million in the same period of 2014. The $45.7 million increase mainly reflects payment of $33.0 million to Québec City for 25-year naming rights to the new Videotron Centre in the Sports and Entertainment segment, as well as an increase in the Telecommunications segment. Additions to intangible assets included payments totalling $218.8 million in the first nine months of 2015 for the acquisition of spectrum, compared with $217.4 million in the same period of 2014.

Proceeds from disposal of assets: $2.4 million in the first nine months of 2015 compared with $2.6 million in the same period of 2014.

Business acquisitions: $92.0 million in the first nine months of 2015 compared with $0.7 million in the same period of 2014.

•

In the first nine months of 2015, business acquisitions consisted primarily in the acquisition of 4Degrees Colocation by the Telecommunications segment and of Transcontinental magazines by the Media segment.

Business disposals: $316.3 million in the first nine months of 2015, compared with $185.3 million in the same period of 2014, a $131.0 million increase.

•

Business disposals in the first nine months of 2015 consisted mainly of the sale of English-language newspaper businesses in Canada in the Media segment and the sale of Archambault Group’s retail operations in the Telecommunications segment.

•	Business disposals in the first nine months of 2014 consisted mainly of the sale of the Nurun subsidiary to Publicis Groupe and the sale of 74 Québec weeklies to Transcontinental Interactive.

Free cash flows from continuing operating activities

Third quarter 2015

Free cash flows from continuing operating activities: $70.0 million in the third quarter of 2015 compared with $170.7 million in the same period of 2014 (Table 6).

•	The $100.7 million unfavourable variance was due to:

•	$40.2 million decrease in cash flows provided by continuing operating activities;

•	$42.0 million increase in additions to intangible assets;

•	$18.3 million increase in additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: $45.9 million in the first nine months of 2015 compared with $202.6 million in the same period of 2014 (Table 6).

•	The $156.7 million unfavourable variance was due to:

•	$87.3 million decrease in cash flows provided by continuing operating activities;

•	$44.3 million increase in additions to intangible assets (excluding acquisition of spectrum licences);

•	$24.9 million increase in additions to property, plant and equipment.

Table 6

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Adjusted operating income (loss):
Telecommunications	$351.1	$339.9	$1,036.8	$1,007.8
Media	43.3	24.3	48.7	46.8
Sports and Entertainment	(5.1)	(1.2)	(9.3)	(4.0)
Head Office	1.1	(1.3)	1.4	0.5

	390.4	361.7	1,077.6	1,051.1
Cash interest expense[1]	(72.9)	(76.5)	(225.1)	(239.4)
Cash portion of gain on litigation, charge for restructuring of operations and other special items[2]	135.2	(2.2)	125.1	(5.3)
Current income taxes	(31.0)	(58.5)	(54.7)	(90.2)
Other	0.4	0.1	2.8	1.3
Net change in non-cash balances related to operations	(101.1)	136.6	(261.3)	34.2

Cash flows provided by continuing operating activities	321.0	361.2	664.4	751.7

Additions to property, plant and equipment and to intangible assets, less proceeds from disposal of assets (excluding spectrum licences acquisitions):
Telecommunications	(200.2)	(178.6)	(541.2)	(513.4)
Media	(11.5)	(10.0)	(31.3)	(30.1)
Sports and Entertainment	(38.3)	(1.1)	(43.3)	(3.9)
Head Office	(1.0)	(0.8)	(2.7)	(1.7)

	(251.0)	(190.5)	(618.5)	(549.1)

Free cash flows from continuing operating activities	$70.0	$170.7	$45.9	$202.6

[1]

Interest on long-term debt, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses (see note 5 to the consolidated financial statements).

[2]	Gain on litigation, charge for restructuring of operations and other special items (see note 7 to the condensed consolidated financial statements).

Financing

Consolidated debt (long-term debt plus bank borrowings): an increase of $632.6 million in the first nine months of 2015; $489.3 million favourable net variance in assets and liabilities related to derivative financial instruments.

•	Summary of year-to-date debt increases:

•

estimated $469.9 million unfavourable impact of exchange rate fluctuations. The increase in this item was offset by an increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•

issuance by Videotron on September 15, 2015 of $375.0 million aggregate principal amount of 5.75% Senior Notes maturing on January 15, 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million;

•	use by Videotron of its secured revolving credit facility and bank indebtedness in the aggregate amount of $407.7 million.

•	Summary of year-to-date debt reductions:

•

early redemption and withdrawal by Videotron on July 16, 2015 of the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million;

•

early redemption and withdrawal by Videotron on July 16, 2015 of the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million;

•

early redemption and withdrawal by Videotron on April 10, 2015 of the entirety of its outstanding 6.375% Senior Notes issued on September 16, 2005 and maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million;

•	current payments, totalling $18.7 million, on the credit facilities and other debt of Videotron and Quebecor Media.

•

Assets and liabilities related to derivative financial instruments totalled a net asset of $787.4 million at September 30, 2015 compared with $298.1 million at December 31, 2014. The $489.3 million net favourable variance was due to:

•	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments;

•

unwinding of Quebecor Media’s hedging contracts in an asset position in connection with the redemption and early withdrawal on July 16, 2015 of US$75.0 million aggregate principal amount of 9.125% Senior Notes;

•

unwinding of Quebecor Media’s hedging contracts in an asset position in connection with the redemption and early withdrawal on April 10, 2015 of US$175.0 million aggregate principal amount of its 6.375% Senior Notes.

•

On September 9, 2015, Quebecor Media purchased for cancellation 7,268,324 common shares of its capital stock held by CDP Capital for an aggregate purchase price of $500.0 million, payable in cash. All of the purchased shares were cancelled. The $0.2 million in transaction costs and the $210.3 million amount by which the purchase price exceeded the carrying value of the repurchased common shares were recorded as an increase in the deficit.

•

On June 16, 2015, Videotron amended its $575.0 million secured revolving bank credit facility to increase it to $615.0 million and extend its term by two years to July 20, 2020. Videotron also entered a new $350.0 million unsecured revolving credit facility expiring on July 20, 2020. The terms and conditions of the new unsecured credit facility are similar to those of Videotron’s existing secured revolving credit facility.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. Under the rights offering, Quebecor Media subscribed for 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

Financial Position

Net available liquidity: $849.2 million at September 30, 2015 for Quebecor Media and its wholly owned subsidiaries, consisting of a $45.8 million bank indebtedness and $895.0 million in available unused revolving credit facilities.

Consolidated debt: $5.84 billion at September 30, 2015, a $632.6 million increase compared with December 31, 2014; $489.3 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $3.36 billion debt ($2.93 billion at December 31, 2014); TVA Group’s $74.1 million debt ($78.2 million at December 31, 2014); and Quebecor Media’s $2.40 billion debt ($2.20 billion at December 31, 2014).

As at September 30, 2015, minimum principal payments on long-term debt in the coming years are as follows:

Table 7

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2016	$18.5
2017	20.0
2018	24.0
2019	14.9
2020	855.2
2021 and thereafter	4,900.2

Total	$5,832.8

The weighted average term of Quebecor Media’s consolidated debt was approximately 7.1 years as of September 30, 2015 (7.3 years as of December 31, 2014). The debt consisted of approximately 80.7% fixed-rate debt (83.2% as of December 31, 2014) and 19.3% floating-rate debt (16.8% as of December 31, 2014).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions, and dividend payments (or distribution of capital). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). At September 30, 2015, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On July 29, 2015, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on July 30, 2015.

•

On November 4, 2015, the Board of Directors of Quebecor Media declared a distribution, in the form of a reduction of paid-up capital, in the amount of $25.0 million, which was paid to shareholders on November 5, 2015.

Auction for 2500 MHz spectrum and AWS-3 licences

On March 6, 2015, Quebecor Media and its Videotron subsidiary announced that they had acquired four AWS-3 licences in the auction for commercial mobile spectrum for a total price of $31.8 million. The licences cover Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario/Outaouais. They were issued to Videotron by Industry Canada on April 21, 2015.

On May 12, 2015, Quebecor Media and its Videotron subsidiary announced the acquisition of 18 licences in four Canadian provinces in the auction for 2500 MHz commercial mobile spectrum. The licences, which cover all of the province of Québec, as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton, and Vancouver, were acquired for $187.0 million. They were issued to Videotron by Industry Canada on June 24, 2015.

Analysis of consolidated balance sheet at September 30, 2015

Table 8

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2015 and December 31, 2014

(in millions of Canadian dollars)

	Sept. 30, 2015	Dec. 31, 2014	Difference	Main reason for difference
Assets
Cash and cash equivalents	$18.9	$395.3	$(376.4)	Cash flows used in investing and financing activities exceeded cash flows provided by operating activities

Accounts receivable	608.1	448.4	159.7	$141.6 million amount receivable from Bell ExpressVu following a dispute settlement

Net assets held for sale[1]	—	300.2	(300.2)	Sale of English-language newspaper businesses

Property, plant and equipment	3,332.9	3,382.9	(50.0)	Impairment of assets in the Media segment and depreciation for the period, partially offset by additions to property, plant and equipment (see “Investing activities”) and acquisition of 4Degrees Colocation and Transcontinental magazines

Intangible assets	1,154.1	945.8	208.3	Purchase of 2500 MHz spectrum licences and AWS-3 licences and acquisition of 4Degrees Colocation and Transcontinental magazines, partially offset by asset impairment in the Media segment

Goodwill	2,682.8	2,714.6	(31.8)	Goodwill impairment in the Media segment, partially offset by impact of acquisition of 4Degrees Colocation and Transcontinental magazines

Derivative financial instruments[2]	787.4	298.1	489.3	See “Financing activities”

Liabilities
Accounts payable and accrued charges	580.0	643.2	(63.2)	Impact of current variances in activity

Income taxes[3]	(1.8)	78.8	(80.6)	Payment of outstanding income tax balances

Long-term debt, including short-term portion and bank indebtedness	5,838.9	5,206.3	632.6	See “Financing activities”

[1]	Current assets less current liabilities.
[2]	Long-term assets less current and long-term liabilities.
[3]	Current liabilities less current assets.

ADDITIONAL INFORMATION

Contractual Obligations

At September 30, 2015, material contractual obligations of operating activities included: capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 9 below shows a summary of these contractual obligations.

Table 9

Contractual obligations of Quebecor Media as of September 30, 2015

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,832.8	$18.5	$44.0	$870.1	$4,900.2
Interest payments[2]	2,207.0	244.1	629.7	603.7	729.5
Operating leases	305.1	50.7	78.2	51.7	124.5
Additions to property, plant and equipment and other commitments	1,404.4	253.3	310.7	209.2	631.2
Derivative financial instruments[3]	(749.1)	(3.9)	53.8	(95.6)	(703.4)

Total contractual obligations	$9,000.2	$562.7	$1,116.4	$1,639.1	$5,682.0

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2015.
[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $2.6 million ($2.7 million in the same period of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $0.5 million ($0.6 million in the same period of 2014). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2015, the Corporation and its subsidiaries made purchases and incurred rent charges with the parent corporation and affiliated corporations in the amount of $9.7 million ($8.6 million in the same period of 2014), which are included in purchase of goods and services. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $2.3 million ($2.3 million in the same period of 2014). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the third quarter of 2015, the Corporation received an amount of $0.5 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2014), and incurred management fees of $0.5 million ($0.5 million in the same period of 2014) with its shareholders.

During the first nine months of 2015, the Corporation received an amount of $1.5 million, which is included as a reduction in employee costs ($1.7 million in the same period of 2014), and incurred management fees of $1.5 million ($1.5 million in the same period of 2014) with its shareholders.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, long-term investments, bank indebtedness, account payables, accrued liabilities, long-term debt and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation and its subsidiaries use derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed- and floating-rate debts, and (iii) to lock in the value of certain derivative financial instruments through offsetting transactions. The Corporation and its subsidiaries do not intend to settle their derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long term debt and derivative financial instruments as of September 30, 2015 and December 31, 2014 are as follows:

Table 10

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2015		December 31, 2014
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(5,832.8)	$(5,822.3)	$(5,250.0)	$(5,368.1)
Derivative financial instruments[3]
Early settlement options	7.4	7.4	8.2	8.2
Foreign exchange forward contracts[4]	8.2	8.2	4.2	4.2
Interest rate swaps	(0.9)	(0.9)	(0.5)	(0.5)
Cross-currency interest rate swaps[4]	780.1	780.1	294.4	294.4

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.
[3]

The fair value of derivative financial instruments designated as hedges was a net asset position of $787.4 million as of September 30, 2015 (a net asset position of $298.6 million as of December 31, 2014).

[4]	The value of foreign exchange forward contracts entered into to lock in the value of existing hedging positions is netted from the value of the offset financial instruments.

The gain on valuation and translation of financial instruments in the third quarter and the first nine months of 2015 and 2014 are summarized in Table 11.

Table 11

Gain on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
(Gain) loss on embedded derivatives related to long-term debt and derivative financial instruments for which hedge accounting is not used	$(0.1)	$(0.2)	$(0.2)	$2.5
Gain on reversal of embedded derivatives upon debt redemption	—	—	(0.4)	(1.1)
Loss (gain) on the ineffective portion of cash flow hedges	0.4	(1.6)	1.6	(1.4)
Gain on the ineffective portion of fair value hedges	(2.1)	(0.4)	(3.6)	(2.1)

	$(1.8)	$(2.2)	$(2.6)	$(2.1)

Gains of $70.2 million and $45.3 million on cash flow hedges were recorded under “Other comprehensive income” in the third quarter and first nine months of 2015 respectively ($1.1 million gain and $7.2 million loss in the third quarter and first nine months of 2014 respectively).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

Change in Accounting Estimates

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunications industry, the Corporation is now of the view that its spectrum licences have an indefinite useful life based on the following facts:

•	the Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Industry Canada;

•	the Corporation has the financial and operational ability to renew these spectrum licences;

•	currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	the Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

Accordingly, the Corporation ceased to amortize the spectrum licences used in its operations as of April 1, 2015 and no amortization expense has been recorded since that date. The straight-line amortization expense recorded relating to these licences was $13.9 million during the three-month period ended March 31, 2015, $13.9 million during the three-month period ended September 30, 2014 and $41.7 million during the nine-month period ended September 30, 2014.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of these terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile services;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspaper and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•

unanticipated higher capital spending required for developing its network or to address the continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•

disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, telephony and over-the-top video services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014

Revenues	3	$971.7	$887.8	$2,858.7	$2,654.0
Employee costs	4	160.9	153.0	518.9	481.7
Purchase of goods and services	4	420.4	373.1	1,262.2	1,121.2
Depreciation and amortization		167.9	164.4	515.1	486.0
Financial expenses	5	74.4	78.4	230.4	246.2
Gain on valuation and translation of financial instruments	6	(1.8)	(2.2)	(2.6)	(2.1)
Gain on litigation, restructuring of operations and other special items	7	(135.2)	2.2	(125.1)	5.3
Impairment of goodwill and other assets	8	197.0	51.0	227.0	81.0
Loss on debt refinancing	12	—	—	12.1	18.7
Income before income taxes		88.1	67.9	220.7	216.0
Income taxes (recovery):
Current		31.0	58.5	54.7	90.2
Deferred		19.8	(31.7)	26.9	(14.1)
		50.8	26.8	81.6	76.1
Income from continuing operations		37.3	41.1	139.1	139.9
(Loss) income from discontinued operations	9	(2.7)	46.4	(18.8)	(97.4)
Net income		$34.6	$87.5	$120.3	$42.5
Income (loss) from continuing operations attributable to
Shareholders		$48.2	$58.0	$157.2	$156.5
Non-controlling interests		(10.9)	(16.9)	(18.1)	(16.6)
Net income (loss) attributable to
Shareholders		$45.9	$104.8	$140.1	$61.0
Non-controlling interests		(11.3)	(17.3)	(19.8)	(18.5)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014

Income from continuing operations		$37.3	$41.1	$139.1	$139.9

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		70.2	1.1	45.3	(7.2)
Deferred income taxes		(20.2)	(11.9)	(34.3)	(11.2)
Reclassification to income:	12
Gain related to cash flow hedges		—	—	(3.9)	(10.8)
Deferred income taxes		—	—	(0.4)	0.4
		50.0	(10.8)	6.7	(28.8)
Comprehensive income from continuing operations		87.3	30.3	145.8	111.1

(Loss) income from discontinued operations	9	(2.7)	46.4	(18.8)	(97.4)
Other comprehensive loss from discontinued operations	9	—	(1.5)	—	(1.7)
Comprehensive income		$84.6	$75.2	$127.0	$12.0
Comprehensive income (loss) from continuing operations attributable to
Shareholders		$98.3	$47.2	$164.1	$127.7
Non-controlling interests		(11.0)	(16.9)	(18.3)	(16.6)
Comprehensive income (loss) attributable to
Shareholders		$95.9	$92.5	$146.9	$30.5
Non-controlling interests		(11.3)	(17.3)	(19.9)	(18.5)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$754.2	$226.5	$16.2	$(25.2)	$971.7
Employee costs	83.7	65.0	3.7	8.5	160.9
Purchase of goods and services	319.4	118.2	17.6	(34.8)	420.4
Adjusted operating income[1]	351.1	43.3	(5.1)	1.1	390.4

Depreciation and amortization					167.9
Financial expenses					74.4
Gain on valuation and translation of financial instruments					(1.8)
Gain on litigation, restructuring of operations and other special items					(135.2)
Impairment of goodwill and other assets					197.0
Income before income taxes					$88.1

Additions to property, plant and equipment	$177.8	$9.1	$4.0	$—	$190.9
Additions to intangible assets	22.7	2.4	34.3	1.2	60.6

	Three months ended September 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$711.2	$186.8	$12.1	$(22.3)	$887.8
Employee costs	82.4	58.9	2.3	9.4	153.0
Purchase of goods and services	288.9	103.6	11.0	(30.4)	373.1

Adjusted operating income[1]	339.9	24.3	(1.2)	(1.3)	361.7
Depreciation and amortization					164.4
Financial expenses					78.4
Gain on valuation and translation of financial instruments					(2.2)
Restructuring of operations and other special items					2.2
Impairment of goodwill and other assets					51.0
Income before income taxes					$67.9

Additions to property, plant and equipment	$163.2	$8.3	$1.1	$—	$172.6
Additions to intangible assets	16.0	1.8	—	0.8	18.6

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Nine months ended September 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$2,229.9	$665.7	$45.0	$(81.9)	$2,858.7
Employee costs	267.2	215.1	10.4	26.2	518.9
Purchase of goods and services	925.9	401.9	43.9	(109.5)	1,262.2
Adjusted operating income[1]	1,036.8	48.7	(9.3)	1.4	1,077.6

Depreciation and amortization					515.1
Financial expenses					230.4
Gain on valuation and translation of financial instruments					(2.6)
Gain on litigation, restructuring of operations and other special items					(125.1)
Impairment of goodwill and other assets					227.0
Loss on debt refinancing					12.1
Income before income taxes					$220.7

Additions to property, plant and equipment	$481.0	$24.8	$8.7	$0.1	$514.6
Additions to intangible assets	281.2	6.5	34.6	2.8	325.1

	Nine months ended September 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total

Revenues	$2,104.1	$574.2	$37.7	$(62.0)	$2,654.0
Employee costs	255.9	190.0	7.3	28.5	481.7
Purchase of goods and services	840.4	337.4	34.4	(91.0)	1,121.2
Adjusted operating income[1]	1,007.8	46.8	(4.0)	0.5	1,051.1

Depreciation and amortization					486.0
Financial expenses					246.2
Gain on valuation and translation of financial instruments					(2.1)
Restructuring of operations and other special items					5.3
Impairment of goodwill and other assets					81.0
Loss on debt refinancing					18.7
Income before income taxes					$216.0

Additions to property, plant and equipment	$462.2	$23.4	$3.9	$0.2	$489.7
Additions to intangible assets	271.1	6.8	—	1.5	279.4

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, gain on litigation, restructuring of operations and other special items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and (loss) income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive loss	attributable to non- controlling interests	Total equity
	(note 13)			(note 15)

Balance as of December 31, 2013	$4,116.1	$1.3	$(2,280.9)	$(30.8)	$151.1	$1,956.8
Net income (loss)	—	—	61.0	—	(18.5)	42.5
Other comprehensive loss	—	—	—	(30.5)	—	(30.5)
Non-controlling interests acquisition	—	—	(0.1)	—	0.1	—
Dividends	—	—	(75.0)	—	(0.2)	(75.2)
Balance as of September 30, 2014	4,116.1	1.3	(2,295.0)	(61.3)	132.5	1,893.6
Net income (loss)	—	—	46.6	—	(2.3)	44.3
Other comprehensive loss	—	—	—	(23.3)	(4.3)	(27.6)
Dividends	—	—	(25.0)	—	—	(25.0)
Balance as of December 31, 2014	4,116.1	1.3	(2,273.4)	(84.6)	125.9	1,885.3
Net income (loss)	—	—	140.1	—	(19.8)	120.3
Other comprehensive income (loss)	—	—	—	6.8	(0.1)	6.7
Dividends	—	—	(75.0)	—	—	(75.0)
Repurchase of shares (note 13)	(289.7)	—	(210.5)	—	—	(500.2)
Issuance of shares of a subsidiary to non-controlling interests (note 10)	—	—	—	—	12.1	12.1
Non-controlling interests acquisition (note 10)	—	—	18.3	—	(18.3)	—
Business acquisition	—	—	—	—	0.5	0.5
Balance as of September 30, 2015	$3,826.4	$1.3	$(2,400.5)	$(77.8)	$100.3	$1,449.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2015	2014	2015	2014
Cash flows related to operating activities
Income from continuing operations		$37.3	$41.1	$139.1	$139.9
Adjustments for:
Depreciation of property, plant and equipment		146.1	133.0	439.1	392.4
Amortization of intangible assets		21.8	31.4	76.0	93.6
Gain on valuation and translation of financial instruments	6	(1.8)	(2.2)	(2.6)	(2.1)
Impairment of goodwill and other assets	8	197.0	51.0	227.0	81.0
Loss on debt refinancing	12	—	—	12.1	18.7
Amortization of financing costs and long-term debt discount	5	1.5	1.9	5.3	6.8
Deferred income taxes		19.8	(31.7)	26.9	(14.1)
Other		0.4	0.1	2.8	1.3
		422.1	224.6	925.7	717.5
Net change in non-cash balances related to operating activities		(101.1)	136.6	(261.3)	34.2
Cash flows provided by continuing operating activities		321.0	361.2	664.4	751.7
Cash flows related to investing activities
Business acquisitions	10	(1.2)	(0.1)	(92.0)	(0.7)
Business disposals	9	12.1	111.6	316.3	185.3
Additions to property, plant and equipment		(190.9)	(172.6)	(514.6)	(489.7)
Additions to intangible assets	11	(60.6)	(18.6)	(325.1)	(279.4)
Proceeds from disposal of assets		0.5	0.7	2.4	2.6
Other		(13.3)	0.3	(13.0)	0.5
Cash flows used in continuing investing activities		(253.4)	(78.7)	(626.0)	(581.4)
Cash flows related to financing activities
Net change in bank indebtedness		46.6	—	42.2	—
Net change under revolving facilities		366.8	—	368.2	—
Issuance of long-term debt, net of financing fees	12	370.1	—	370.1	654.5
Repayment of long-term debt	12	(413.9)	(6.2)	(645.1)	(733.4)
Settlement of hedging contracts		21.2	—	34.3	(64.6)
Repurchase of Common Shares	13	(500.2)	—	(500.2)	—
Issuance of shares of a subsidiary to non-controlling interests	10	—	—	12.1	—
Dividends		(25.0)	(25.0)	(75.0)	(75.0)
Dividends paid to non-controlling interests		—	—	—	(0.2)
Cash flows used in continuing financing activities		(134.4)	(31.2)	(393.4)	(218.7)
Net change in cash and cash equivalents from continuing operations		(66.8)	251.3	(355.0)	(48.4)
Cash flows (used in) provided by discontinued operations	9	(1.4)	8.4	(21.4)	25.2
Cash and cash equivalents at beginning of period		87.1	193.7	395.3	476.6
Cash and cash equivalents at end of period		$18.9	$453.4	$18.9	$453.4
Cash and cash equivalents consist of
Cash		$16.0	$224.0	$16.0	$224.0
Cash equivalents		2.9	229.4	2.9	229.4
		$18.9	$453.4	$18.9	$453.4
Interest and taxes reflected as operating activities
Cash interest payments		$33.4	$28.9	$181.6	$190.3
Cash income tax payments (net of refunds)		34.4	20.6	134.0	99.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		September 30	December 31
	Note	2015	2014

Assets

Current assets
Cash and cash equivalents		$18.9	$395.3
Accounts receivable		608.1	448.4
Income taxes		13.2	6.7
Amounts receivable from the parent corporation		3.2	7.3
Inventories		224.0	212.2
Prepaid expenses		52.8	37.8
Assets held for sale	9	—	398.1

		920.2	1,505.8
Non-current assets
Property, plant and equipment		3,332.9	3,382.9
Intangible assets	11	1,154.1	945.8
Goodwill		2,682.8	2,714.6
Derivative financial instruments		943.5	400.9
Deferred income taxes		25.3	7.8
Other assets		99.5	78.9

		8,238.1	7,530.9

Total assets		$9,158.3	$9,036.7

Liabilities and equity

Current liabilities
Bank indebtedness		$46.7	$4.5
Accounts payable and accrued charges		580.0	643.2
Provisions		59.5	56.7
Deferred revenue		313.4	283.0
Income taxes		11.4	85.5
Derivative financial instruments		—	0.9
Current portion of long-term debt	12	18.5	229.1
Liabilities held for sale	9	—	97.9

		1,029.5	1,400.8

Non-current liabilities
Long-term debt	12	5,773.7	4,972.7
Derivative financial instruments		156.1	101.9
Other liabilities		169.2	173.6
Deferred income taxes		580.1	502.4

		6,679.1	5,750.6
Equity
Capital stock	13	3,826.4	4,116.1
Contributed surplus		1.3	1.3
Deficit		(2,400.5)	(2,273.4)
Accumulated other comprehensive loss	15	(77.8)	(84.6)

Equity attributable to shareholders		1,349.4	1,759.4
Non-controlling interests		100.3	125.9

		1,449.7	1,885.3

Total liabilities and equity		$9,158.3	$9,036.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies, televisual products and video games through its video-on-demand service and rental stores. The operations of the Media segment in Québec include the printing, publishing and distribution of daily newspapers, the operation of an over-the-air television network, the operation of television specialty services, the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries, the operation of Internet portals and specialized sites, the publishing of books and magazines, the distribution of books, magazines and movies and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec city, show production, sporting and cultural events management, music production, distribution and streaming, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2014 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on November 4, 2015.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2015.

2.	CHANGE IN ACCOUNTING ESTIMATES

In the second quarter of 2015, the Corporation changed its assessment of the useful life of its spectrum licences. In light of recent spectrum auctions and developments in the telecommunication industry, the Corporation is now of the view that its spectrum licences have an indefinite useful life based on the following facts:

•	The Corporation intends to renew the spectrum licences and believes that they are likely to be renewed by Industry Canada;

•	The Corporation has the financial and operational ability to renew these spectrum licences;

•	Currently, the competitive, legal and regulatory landscape does not limit the useful lives of the spectrum licences;

•	The Corporation foresees no limit to the period during which these licences can be expected to generate cash flows in the future.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	CHANGE IN ACCOUNTING ESTIMATES (continued)

Accordingly, the Corporation ceased to amortize spectrum licences used in its operations as of April 1, 2015 and no amortization expense was recorded after this date. The straight-line amortization expense recorded relating to these licences was $13.9 million during the three-month period ended March 31, 2015, $13.9 million during the three-month period ended September 30, 2014 and $41.7 million during the nine-month period ended September 30, 2014.

3.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Services rendered	$871.3	$796.8	$2,600.7	$2,400.7
Product sales	100.4	91.0	258.0	253.3

	$971.7	$887.8	$2,858.7	$2,654.0

4.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Employee costs	$204.3	$190.6	$649.6	$598.3
Less employee costs capitalized to property, plant and equipment and intangible assets	(43.4)	(37.6)	(130.7)	(116.6)

	160.9	153.0	518.9	481.7
Purchase of goods and services
Royalties, rights and creation costs	153.6	148.4	534.5	479.9
Cost of retail products	80.2	71.2	212.3	173.7
Service contracts	42.4	37.3	120.8	110.9
Marketing, circulation and distribution expenses	27.8	20.2	71.5	58.0
Building expenses	20.9	17.6	62.7	52.7
Other	95.5	78.4	260.4	246.0

	420.4	373.1	1,262.2	1,121.2

	$581.3	$526.1	$1,781.1	$1,602.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Interest on long-term debt	$68.7	$76.1	$216.3	$238.2
Amortization of financing costs and long-term debt discount	1.5	1.9	5.3	6.8
Interest on net defined benefit liability	1.4	1.2	4.0	3.5
Loss on foreign currency translation on short-term monetary items	2.6	0.8	6.2	2.2
Other	0.2	(1.6)	(1.4)	(4.5)

	$74.4	$78.4	$230.4	$246.2

6.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
(Gain) loss on embedded derivatives related to long term debt and derivative financial instruments for which hedge accounting is not used	$(0.1)	$(0.2)	$(0.2)	$2.5
Gain on reversal of embedded derivatives upon debt redemption	–	–	(0.4)	(1.1)
Loss (gain) on the ineffective portion of cash flow hedges	0.4	(1.6)	1.6	(1.4)
Gain on the ineffective portion of fair value hedges	(2.1)	(0.4)	(3.6)	(2.1)

	$(1.8)	$(2.2)	$(2.6)	$(2.1)

7.	GAIN ON LITIGATION, RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Gain on litigation	$(139.1)	$–	$(139.1)	$–
Restructuring of operations	3.6	2.4	12.4	5.3
Other special items	0.3	(0.2)	1.6	–

	$(135.2)	$2.2	$(125.1)	$5.3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	GAIN ON LITIGATION, RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS (continued)

Gain on litigation

On March 6, 2015, the Court of Appeal of Quebec ruled in favour of Videotron Ltd. (“Videotron”) and TVA Group Inc. (“TVA Group”), and ordered Bell ExpressVu Limited Partnership (“Bell ExpressVu”), a subsidiary of Bell Canada, to pay Videotron $135.3 million and TVA Group $0.6 million, including interest, for negligence in failing to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005, thereby harming its competitors and broadcasters. On October 15, 2015, the Supreme Court of Canada rejected Bell ExpressVu’s application for leave to appeal the judgment. The related $139.1 million gain was recorded in the third quarter of 2015.

Telecommunications

During the three-month and nine-month periods ended September 30, 2015, the Telecommunications segment has recorded restructuring costs of $1.5 million and $5.8 million, respectively, mainly related to the migration of its subscribers from analog to digital services ($0.5 million and $1.0 million in 2014, respectively). The Telecommunications segment also recorded charges for other special items of $0.2 million and $0.8 million in the respective three-month and nine-month periods ended September 30, 2015 (none in 2014).

Media

During the three-month and nine-month periods ended September 30, 2015, the Media segment has recorded restructuring costs of $2.0 million and $5.6 million, respectively, mainly for the reduction of positions ($1.8 million and $3.4 million in 2014, respectively). The Media segment also recorded a gain of $0.1 million and a charge of $0.7 million for other special items in the respective three-month and nine-month periods ended September 30, 2015 (gains of $0.2 million and $0.1 million in 2014).

Other segments

During the three-month and nine-month periods ended September 30, 2015, other segments have recorded restructuring costs of $0.1 million and $1.0 million, respectively ($0.1 million and $0.9 million in 2014). Other segments also recorded charges for other special items of $0.2 million and $0.1 million in the respective three-month and nine-month periods ended September 30, 2015 (none and $0.1 million in 2014).

8.	IMPAIRMENT OF GOODWILL AND OTHER ASSETS

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Impairment of goodwill	$55.0	$9.3	$85.0	$39.3
Impairment of property, plant and equipment	76.5	—	76.5	—
Impairment of intangible assets	65.5	41.7	65.5	41.7

	$197.0	$51.0	$227.0	$81.0

During the second quarter of 2015, the Corporation performed its annual impairment tests on its cash generating units (“CGUs”). The Corporation concluded that the recoverable amount was less than the carrying amount of the Newspapers CGU, which is negatively affected by the digital transformation and weak market conditions in the newspaper industry. Accordingly, the Corporation recorded a goodwill impairment charge of $30.0 million (without any tax consequence) ($190.0 million in 2014, without any tax consequence, of which $160.0 million is presented as part of discontinued operations (note 9)).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	IMPAIRMENT OF GOODWILL AND OTHER ASSETS (continued)

During the third quarter of 2015, the Corporation completed its annual review of its three-year strategic plan. In particular, the decrease in newspaper and commercial printing volumes at the Mirabel printing plant, and the continuous pressure on advertising revenues in the newspaper and television industries, led the Corporation to perform additional impairment tests on its Newspapers and Broadcasting CGUs. The Corporation concluded that the recoverable amounts of its Newspaper and Broadcasting CGUs were less than their carrying values. Accordingly, a goodwill impairment charge of $55.0 million (without any tax consequence) and an impairment charge on other assets of $81.9 million, mainly related to Mirabel printing plant assets, were recorded in the third quarter of 2015 for the Newspapers CGU. An impairment charge of $60.1 million on the TVA Network’s broadcasting licence (including $30.1 million without any tax consequence) was recorded for the Broadcasting CGU ($41.7 million in 2014, including $20.9 million without any tax consequence). A goodwill impairment charge of $9.3 million (without any tax consequence) was also recorded in 2014 for the Broadcasting CGU. The recoverable amount of the Newspapers CGU assets was based on fair value less costs of disposal. More specifically, the fair value of individual assets was estimated based on external valuation reports, comparable transaction metrics, and other financial information available. A pre-tax discount rate of 11.10% and a perpetual growth rate of 0% were used to determine the recoverable amount based on a value in use for the Broadcasting CGU.

9.	DISCONTINUED OPERATIONS

2015

•	In February 2015, the Corporation closed its specialty channel, SUN News.

•

On April 13, 2015, the Corporation completed the sale of all of its English-language newspaper operations in Canada, consisting of more than 170 newspapers and publications, the Canoe English-language portal and 8 printing plants, including the Islington, Ontario plant, for a cash consideration consisting of $305.5 million, less cash disposed of $1.9 million. An amount of $1.3 million was paid in the third quarter of 2015 as an adjustment related to working capital items.

•

On September 27, 2015, the Corporation completed the sale of Archambault Group Inc.’s retail operations, consisting of the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore, for a cash consideration consisting of $14.5 million, less cash disposed of $1.1 million, and a balance receivable of $3.2 million, subject to adjustments related to working capital items.

2014

•	In January 2014, the Corporation ceased its door-to-door distribution of flyers and weekly newspapers in the province of Québec.

•

On June 1, 2014, the Corporation sold its 74 Québec weeklies for a cash consideration of $75.0 million and a net amount of $4.0 million relating to adjustments of working capital items. The Corporation received $73.7 million in the second quarter of 2014, $4.7 million in the third quarter of 2014 and a final balance of $0.6 million in the second quarter of 2015.

•

On September 2, 2014, the Corporation sold its Nurun Inc. subsidiary for a cash consideration consisting of $125.0 million, less cash disposed of $18.1 million. An amount of $8.2 million was also received relating to certain transaction adjustments in the fourth quarter of 2014.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	DISCONTINUED OPERATIONS (continued)

The results of operations and cash flows related to these businesses are presented as discontinued operations in the consolidated statements of income and cash flows as follows:

Consolidated statements of income

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Revenues	$24.3	$163.6	$194.1	$557.9
Employee costs	5.4	58.8	54.3	217.8
Purchase of goods and services	20.3	83.5	133.2	280.4
Depreciation and amortization	0.2	8.1	2.0	25.8
Financial expenses	0.1	(0.1)	0.2	0.8
Restructuring of operations, impairment of assets and other special items	2.2	3.3	23.0	11.6
Impairment of goodwill	–	–	–	160.0

(Loss) income before income taxes	(3.9)	10.0	(18.6)	(138.5)
Income taxes	(0.7)	2.1	(3.4)	5.3
Gain (loss) on disposal of businesses	0.5	38.5	(3.6)	46.4

(Loss) income from discontinued operations	(2.7)	46.4	(18.8)	(97.4)
Other comprehensive loss:
Loss on translation of net investments in foreign operations	–	(1.5)	–	(1.7)

Comprehensive (loss) income from discontinued operations	$(2.7)	$44.9	$(18.8)	$(99.1)

Consolidated statements of cash flows

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Cash flows related to operating activities	$(1.4)	$10.2	$(20.2)	$30.4
Cash flows related to investing activities	–	(1.8)	(1.2)	(5.2)

Cash flows (used in) provided by discontinued operations	$(1.4)	$8.4	$(21.4)	$25.2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	DISCONTINUED OPERATIONS (continued)

Components of assets and liabilities, presented as held for sale in the consolidated balance sheet as of December 31, 2014, are as follows:

Current assets	$70.6
Property, plant and equipment	171.4
Intangible assets	26.1
Goodwill	130.0

Assets held for sale	398.1
Current liabilities	(61.0)
Long-term liabilities	(36.9)

Liabilities held for sale	(97.9)

Net assets held for sale	$300.2

10.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS

(a)	Non-controlling interests acquisitions

On March 20, 2015, TVA Group completed a rights offering, whereby TVA Group received aggregate gross proceeds of approximately $110.0 million from the issuance of 19,434,629 Class B Non-Voting Shares of TVA Group. Under the rights offering, Quebecor Media has subscribed to 17,300,259 Class B Non-Voting Shares of TVA Group at a total cost of $97.9 million and accordingly, its aggregate equity interest in TVA Group increased from 51.5% to 68.4%. The increase of Quebecor Media’s interest in TVA Group was accounted for as an equity transaction and resulted in a decrease in deficit of $18.7 million and in an equivalent decrease of non-controlling interests.

Other non-controlling interests acquisitions were made in the second quarter of 2015 resulting in an increase of deficit of $0.4 million.

(b)	Business acquisitions

On March 11, 2015, the Telecommunications segment acquired 4Degrees Colocation Inc. (“4Degrees Colocation”) and its data center, the largest in Québec city, for a purchase price of $35.5 million in cash. An amount of $0.2 million was received in June 2015 as an adjustment related to working capital items. The acquisition will enable Videotron to meet its business customers’ growing technological and hosting needs. The assets acquired are mainly comprised of tangible assets of $11.2 million, intangible assets of $5.1 million and goodwill of $19.6 million. Goodwill related to this acquisition mainly reflects 4Degrees Colocation expertise and future growth.

On April 12, 2015, TVA Group acquired 14 magazines, including some magazines that will be owned and operated in partnership, for a purchase price of $55.5 million in cash. An amount payable of $2.0 million was recorded as a preliminary adjustment related to working capital items. The transaction is in line with the strategy of investing in the production and distribution of high-quality, rich, diverse entertainment and news media content. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of intangible assets of $19.2 million and goodwill of $34.1 million. Goodwill related to this acquisition mainly reflects content quality and anticipated synergies.

During the third quarter of 2015, an amount of $1.2 million was also paid as a post-closing adjustment relating to the MELS acquisition made by TVA Group in 2014.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	NON-CONTROLLING INTERESTS AND BUSINESS ACQUISITIONS (continued)

(b)	Business acquisitions (continued)

The pro forma revenues and net income for the nine-month period ended September 30, 2015 would not have been significantly different than actual figures, if all business acquisitions had occurred at the beginning of the year.

11.	INTANGIBLE ASSETS

2015

On March 6, 2015, Videotron acquired four AWS-3 spectrum licences, covering the province of Québec and the Ottawa region, at a total price of $31.8 million, for which Videotron made an initial payment of $6.4 million in the first quarter of 2015 and a final payment of $25.4 million on April 21, 2015. These licences were issued to Videotron by Industry Canada on April 21, 2015.

On May 12, 2015, Videotron acquired eighteen 2500 MHz spectrum licences, covering the province of Québec, the Ottawa region, the cities of Toronto, Vancouver, Calgary and Edmonton, for a total price of $187.0 million, paid entirely during the second quarter of 2015. These licences were issued to Videotron by Industry Canada on June 24, 2015.

2014

On February 19, 2014, Videotron acquired seven 700 MHz spectrum licences, covering the provinces of Québec, Ontario (except Northern Ontario), Alberta and British Columbia, at a total price of $233.3 million, for which Videotron made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to Videotron on April 3, 2014 by Industry Canada.

12.	LONG-TERM DEBT

On March 11, 2015, Videotron issued a notice for the redemption of all of its issued and outstanding 6.375% Senior Notes due December 15, 2015, in aggregate principal amount of US$175.0 million, at a redemption price of 100.000% of their principal amount. As a result, a net gain of $1.7 million was recorded in the consolidated statement of income in the first quarter of 2015, including a gain of $1.8 million previously recorded in other comprehensive income. On April 10, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $204.5 million.

In June 2015, Videotron amended its $575.0 million secured revolving credit facility to increase the size of the credit facility to $615.0 million and to extend the maturity date to July 2020. Videotron also entered into a new unsecured revolving credit facility of $350.0 million, maturing in July 2020. The terms and conditions of this new unsecured facility are similar to the terms and conditions of Videotron’s secured revolving credit facility. As of September 30, 2015, $369.7 million was drawn on the secured revolving credit facilities.

On June 16, 2015, Videotron issued a notice for the redemption of all of its issued and outstanding 9.125% Senior Notes due April 15, 2018, in aggregate principal amount of US$75.0 million, at a redemption price of 101.521% of their principal amount. As a result, a loss of $0.2 million was recorded in the consolidated statement of income in the second quarter of 2015, net of a gain of $2.1 million previously recorded in other comprehensive income. On July 16, 2015, the Senior Notes were redeemed and the related hedging contracts were unwound for a total cash consideration of $75.9 million.

On June 16, 2015, Videotron also issued a notice for the redemption of all of its issued and outstanding 7.125% Senior Notes due January 15, 2020, in aggregate principal amount of $300.0 million, at a redemption price of 103.563% of their principal amount. As a result, a loss of $13.6 million was recorded in the consolidated statement of income in the second quarter of 2015. On July 16, 2015, the Senior Notes were redeemed for a total cash consideration of $310.7 million.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	LONG-TERM DEBT (continued)

On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of Senior Notes bearing interest at 5.75% and maturing in January 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time prior to September 15, 2020 at a price based on a make-whole formula and at a decreasing premium from September 15, 2020 and thereafter.

Components of long-term debt are as follows:

	September 30, 2015	December 31, 2014
Long-term debt	$5,832.8	$5,250.0
Change in fair value related to hedged interest rate risk	14.6	8.2
Adjustment related to embedded derivatives	(5.7)	(5.2)
Financing fees, net of amortization	(49.5)	(51.2)

	5,792.2	5,201.8
Less current portion	(18.5)	(229.1)

	$5,773.7	$4,972.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2014	103,251,500	$4,116.1
Redemption	(7,268,324)	(289.7)

Balance as of September 30, 2015	95,983,176	$3,826.4

On September 9, 2015, the Corporation repurchased 7,268,324 of its Common Shares held by CDP Capital d’Amérique Investissement inc., a subsidiary of Caisse de dépôt et placement du Québec, for an aggregate purchase price of $500.0 million paid in cash. All repurchased shares were cancelled. Transaction fees of $0.2 million and the excess of $210.3 million of the purchase price over the carrying value of the Common Shares repurchased were recorded in increase to the deficit.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the nine-month period ended September 30, 2015:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2014 and September 30, 2015	680,000	$25.37

Vested options as of September 30, 2015	50,000	$22.23

Quebecor Media
As of December 31, 2014	1,631,959	$55.15
Granted	369,500	70.56
Exercised	(468,507)	50.31
Cancelled	(37,600)	59.05

As of September 30, 2015	1,495,352	$60.37

Vested options as of September 30, 2015	254,919	$51.44

TVA Group
As of December 31, 2014	525,368	$15.25
Granted	80,000	6.85
Cancelled	(82,366)	13.68
Expired	(59,631)	21.28

As of September 30, 2015	463,371	$13.30

Vested options as of September 30, 2015	369,371	$14.81

During the three-month period ended September 30, 2015, 225,835 stock options of Quebecor Media were exercised for a cash consideration of $3.9 million (24,500 stock options for $0.4 million in 2014). During the nine-month period ended September 30, 2015, no stock options of Quebecor were exercised (149,456 stock options for $1.4 million in 2014) and 468,507 stock options of Quebecor Media were exercised for a cash consideration of $9.3 million (210,750 stock options for $3.4 million in 2014).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2015 and 2014

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	STOCK-BASED COMPENSATION PLANS (continued)

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B Share price, and subject to the achievement of certain non-market performance criteria. The following table provides details of changes to outstanding units in the mid-term stock-based compensation plan, for the nine-month period ended September 30, 2015:

	Outstanding units
	Number	Weighted average exercise price
As of December 31, 2014	401,759	$26.22
Granted	336,415	31.62

As of September 30, 2015	738,174	$28.68

During the first quarter of 2014, a cash consideration of $1.8 million was paid upon exercise of 240,074 units.

For the three-month period ended September 30, 2015, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.1 million ($2.8 million in 2014). For the nine-month period ended September 30, 2015, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $3.2 million ($1.9 million in 2014).

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net investments in foreign operations	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2013	$1.7	$(21.9)	$(10.6)	$(30.8)
Other comprehensive loss	(1.7)	(28.8)	–	(30.5)

Balance as of September 30, 2014	–	(50.7)	(10.6)	(61.3)
Other comprehensive income (loss)	–	11.3	(34.6)	(23.3)

Balance as of December 31, 2014	–	(39.4)	(45.2)	(84.6)
Other comprehensive income	–	6.8	–	6.8

Balance as of September 30, 2015	$–	$(32.6)	$(45.2)	$(77.8)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 3/4-year period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Senior Vice President and Chief Financial Officer

Date: NOVEMBER 9, 2015